UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

CHINA GENGSHENG MINERALS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

16942P101
(CUSIP Number)

Shunqing Zhang
No. 88 Gengsheng Road, Dayugou Town
Gongyi, Henan China 541271
(86) 371-6405-9818
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Shunqing Zhang

2.	Check the Appropriate Box if a Member of a Group
(a) [_]
(b) [_]

3.	SEC Use Only

4.	Source of Funds
00

5.	Check BOX if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) OR 2(e) [ ]

6.	Citizenship or Place of Organization
People's Republic of China

	7.	Sole Voting Power:
		0
NUMBER OF
SHARES	8.	Shared Voting Power:
BENEFICIALLY		16,568,646
OWNED BY
EACH	9.	Sole Dispositive Power:
PERSON		0
WITH
	10.	Shared Dispositive Power:
		16,568,646

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
16,568,646

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
68.9%(1)

14.	Type of Reporting Person
IN

(1) Based upon 24,038,183 shares outstanding, which was the total number of shares outstanding as of November 13, 2009 as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 13, 2009.

This Amendment No. 1 to the initial Schedule 13D filed with the Securities and Exchange Commission on behalf of Shunqing Zhang (the "Reporting Person") on May 8, 2007 (the "Initial Statement") is being filed on behalf of the Reporting Person to update the number of shares beneficially owned by the Reporting Person by updating the information set forth on the cover page and the information set forth below under Item 5. Unless otherwise stated herein, all capitalized terms used in this Amendment No. 1 have the same meanings as those set forth in the Initial Statement.

Item 5.     Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended and restated as set forth below:

    (a)- (b) As of the date of this Amendment No. 1, the Reporting Person beneficially owns 16,568,646 shares of the Company's Common Stock, representing 68.9% of the Company's outstanding shares of the Common Stock. The Reporting Person has and will have the sole power to vote and dispose of the shares of the Common Stock that he beneficially owns.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010

SHUNQING ZHANG

By:/s/ Shunqing Zhang